Exhibit 99.1

Xueda Education Group Reports Second Quarter 2015 Financial Results

BEIJING, August 14, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the quarter ended June 30, 2015.

Financial Highlights for Second Quarter 2015 Compared to Second Quarter 2014

•                  Total net revenues increased 0.4% to $121.3 million from $120.8 million.

•                  Gross margin was 37.9%, compared to 34.5%.

•                  Net income attributable to Xueda Education Group was $10.7 million, compared to $15.3 million.

•                  Non-GAAP diluted net income1 per ADS attributable to Xueda Education Group was $0.19, compared to $0.27.

Operational Highlights for Second Quarter 2015

•                  Effective student count2 increased 8.2% to 63,726, from 58,895 for the second quarter 2014.

•                  New student sign-ups3 decreased 1.2% to 26,721, from 27,049 for the second quarter 2014.

•                  Net cash collection from student enrollment and renewal improved 9.8% to $86.6 million, from $78.9 million for the second quarter 2014.

•                  Student retention rate increased 510 basis points to 48.3%, from 43.2% for the second quarter 2014.

•                  New learning centers increased net 17, with 19 opened and 2 closed. Total number of learning centers at the end of the second quarter was 499.  Total area of learning centers decreased 1.5% year-over-year to approximately 286,000 square meters, from approximately 290,000 square meters in the second quarter 2014.

Second Quarter 2015 Financial and Operating Results

Total Net Revenues

Total net revenues for the second quarter 2015 increased 0.4% year-over-year to $121.3 million, from $120.8 million for the second quarter 2014. The increase reflects 5.9% revenue growth year-over-year from one-on-one tutoring and 67.9% revenue growth year-over-year from small group tutoring.  For comparison purposes, the Company notes that in the second quarter 2014 it recorded a one-time sale of Internet-enabled tablet devices of $9.9 million as part of its effort to support the launch of eXueda..

•                  Effective student count increased 8.2% to 63,726 for the second quarter 2015, from 58,895 for the second quarter 2014.

•                  Average net revenue per student for the second quarter 2015 decrease 5.1% to $1,729, compared to 1,822 for the second quarter 2014.

Cost of Revenues

Cost of revenues for the second quarter 2015 decreased 4.7% to $75.4 million, from $79.2 million for the second quarter 2014.

1 All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2 Effective student count is defined as the number of students who (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and(ii) had attended at least one tutoring session within the 180 days before the last day of the relevant period..

3 New student sign-ups is defined as the number of students who enrolled in a Xueda program during the relevant period for the second time in the last three calendar years.

Gross Profit and Gross Margin

Gross profit for the second quarter 2015 increased 10.3% to $45.9 million, from $41.7 million for the second quarter 2014. Gross margin for the second quarter 2015 was 37.9%, compared to 34.5% for the second quarter 2014.  For comparison purposes, excluding the impact from the one-time sale of Internet-enabled tablet devices recorded in the second quarter 2014, gross margin for the second quarter 2014 would have been 39.4%.

•                  Teaching staff cost for the second quarter 2015 increased to $60.3 million, from $51.7 million in the second quarter 2014. As a percentage of total net revenues, teaching staff cost was 49.7% and 42.8% for the second quarters 2015 and 2014, respectively.

•                  Rental cost for the second quarter 2015 was $10.6 million, unchanged from the second quarter 2014.  As a percentage of total net revenues, rental costs were 8.7% and 8.8%, for the second quarters 2015 and 2014, respectively.

•                  Depreciation cost for the second quarter 2015 was $2.6 million, compared to $3.1 million for the second quarter 2014.

Operating Expenses

Total operating expenses for the second quarter 2015 increased to $29.1 million from $23.3 million for the second quarter 2014.  Total operating expenses for the second quarter 2015 accounted for 24.0% of total net revenues, compared to 19.3% for the second quarter 2014. Total non-GAAP operating expenses for the second quarter 2015 were $28.1 million, compared to $21.8 million for the same period in 2014.  Total non-GAAP operating expenses for the second quarter 2015 comprised 23.1% of total net revenues, compared to 18.1% for the second quarter 2014.

General and administrative expenses for the second quarter 2015 increased 36.8% year-over-year to $18.1 million, from $13.2 million for the same period in 2014.  The increase was mainly attributable to legal and advisory expenses associated with the Company’s evaluation of the preliminary non-binding proposal received from Xiamen Insight Investment Co., Ltd., (“Insight”) on April 20, 2015, and additional staff cost and office expenses as part of expanded business operations.  Non-GAAP general and administrative expenses for the second quarter 2015 were $17.0 million, compared to $11.7 million for the same period in 2014. Non-GAAP general and administrative expenses for the second quarter 2015 accounted for 14.0% of total net revenues, compared to 9.7% for the second quarter 2014.

Sales and marketing expenses for the second quarter 2015 increased 9.5% year-over-year to $11.1 million, compared to $10.1 million for the same period in 2014. Sales and marketing expenses for the second quarter 2015 represented 9.1% of total net revenues, compared to 8.4% for the second quarter 2014.

Operating Income

Operating income for the second quarter 2015 was $16.8 million, compared to $18.3 million for the second quarter 2014. Non-GAAP operating income for the second quarter 2015 was $17.9 million, compared to $19.8 million for the second quarter 2014.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the second quarter 2015 was $10.7 million, compared to $15.3 million for the same period in 2014. Diluted net income attributable to Xueda Education Group per ADS for the second quarter 2015 was $0.17 per ADS, compared to $0.24 for the second quarter 2014.

Non-GAAP net income attributable to Xueda Education Group for the second quarter 2015 was $11.8 million, compared to $16.7 million for the second quarter 2014. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the second quarter 2015 was $0.19 per ADS, compared to $0.27 for the second quarter 2014.

Cash Flow

Net operating cash outflow for the second quarter 2015 was $13.6 million, compared to $19.7 million outflow for the second quarter 2014. The improvement in operating cash flow was mainly attributable to improved cash collections from student enrollment and renewal. Capital expenditures for the second quarter 2015 were $2.5 million, compared to $3.7 million for the second quarter 2014.

First Half 2015 Financial Results and Operating Results

Total Net Revenues

Total net revenues were $206.8 million for the first half 2015, an increase of 0.3% year-over-year from $206.1 million for the corresponding period in 2014.

•                  Total new student sign-ups were 56,163 for the first half 2015, an increase of 2.5% year-over-year, from 54,793 for the corresponding period in 2014.

•                  Net cash collection from student enrollment and renewal improved 10.7% to $199.9 million, from $180.5 million for the second quarter 2014.

•                  Average net revenue per student was $2,938 for the first half 2015, compared to $3,095 for the corresponding period in 2014.

Cost of Revenues

Total cost of revenues were $139.2 million for the first half 2015, a decrease of 0.8% from $140.3 million for the corresponding period in 2014.

Gross Profit and Gross Margin

Gross profit was $67.6 million for the first half 2015, an increase of 2.8% year-over-year from $65.7 million for the corresponding period in 2014.  For the first half 2015, gross margin was 32.7%, compared to 31.9% for the corresponding period in 2014.  Excluding the impact of the one-time sale of Internet-enabled tablet devices recorded in the second quarter 2014, gross margin for the first half 2014 would have been 32.8%.

•                  Teaching staff cost was 52.1% of total net revenues for the first half 2015, compared to 46.2% for the corresponding period in 2014.

•                  Rental cost was 10.1% of total net revenues for the first half 2015, nearly unchanged from 10.2% for the corresponding period in 2014. Total number of learning centers at the end of the first half of 2015 was 499, compared to 462 for the corresponding period in 2014.

Operating Expenses

Total operating expenses were $50.4 million for the first half 2015, an increase of 7.1% year-over-year from $47.1 million for the corresponding period in 2014.  Total operating expenses accounted for 24.4% of total net revenues for the first half 2015, compared to 22.9% for the corresponding period in 2014.

General and administrative expenses were $31.3 million for the first half 2015, an increase of 9.8% year-over-year from $28.5 million for the corresponding period in 2014.  The increase was primarily due to legal and advisory expenses associated with the Company’s evaluation of the preliminary non-binding proposal received from Xiamen Insight on April 20, 2015, and additional staff cost and office expenses as part of expanded business operations. Selling and marketing expenses were $19.1 million for the first half 2015, compared to $18.6 million for the corresponding period in 2014.

Operating Income

Income from operations for the first half 2015 was $17.1 million, a decrease of 8.0% year-over-year from $18.6 million for the corresponding period in 2014.  Non-GAAP income from operations for the first half 2015 was $19.2 million, a decrease of 16.2% from $22.9 million for the corresponding period in 2014.  The decrease was primarily due to higher operating expenses in first half 2015.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first half 2015 was $11.7 million, a decrease of 28.8% year-over-year from $16.4 million for the corresponding period in 2014. Diluted net income attributable to Xueda Education Group per ADS for the first half 2015 was $0.19, compared to $0.25 for the corresponding period in 2014.

Non-GAAP net income attributable to Xueda Education Group for the first half 2015 was $13.8 million, compared to $20.7 million for the corresponding period in 2014.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first half 2015 was $0.22, compared to $0.31 for the corresponding period in 2014.

Cash and Cash Flow

Net operating cash inflow for the first half 2015 was $19.4 million, compared to a cash outflow of $2.5 million for the corresponding period in 2014.  The increase in net operating cash inflow was mainly attributable to increased cash collection from new enrollment and renewals and the reduction of promotional discount schemes. Capital expenditures for the first half 2015 were $5.3 million, compared to $7.1 million for the corresponding period in 2014.

Cash and Short-term Investment

As of June 30, 2015, the Company had cash, cash equivalents and short-term investments totaling $210.0 million compared to $208.5 million as of December 31, 2014. The increase was primarily attributable to higher cash collection from new enrollment and renewals.

Business Outlook

Pursuant to matters pertaining to the definitive agreement signed by the Company with Insight on July 27, 2015, the Company does not intend to issue any forward guidance or business outlook at this time.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted cost of revenues, adjusted gross profit (loss), adjusted operating expenses, adjusted general and administrative expenses, adjusted selling and marketing expenses, adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As of
	June 30, 2015	December 31, 2014
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$139,416	$113,825
Short-term investments	70,596	94,721
Prepaid expenses and other current assets	17,484	14,813
Amounts due from related parties	—	170
Deferred tax assets-current	9,545	6,125
Total current assets	237,041	229,654

Property and equipment, net	29,016	30,433
Rental deposits	5,086	4,893
Goodwill	876	875
Long-term investments	12,935	9,010
Other noncurrent assets	3,528	4,084
Total assets	$288,482	$278,949

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Group of $91,126 and $102,461 as of June 30, 2015 and December 31, 2014, respectively)	91,126	102,461
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $37,752 and $30,605 as of June 30, 2015 and December 31, 2014, respectively)	44,201	32,473
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of $13,263 and $8,632 as of June 30, 2015 and December 31, 2014, respectively)	17,095	9,064
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Group of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	158	550
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	25	—
Total current liabilities	152,605	144,548
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Group of $20,959 and $23,687 as of June 30, 2015 and December 31, 2014, respectively)	20,959	23,687

Total liabilities	173,564	168,235

Total Xueda Education Group Shareholders’ equity	115,075	110,793
Noncontrolling interests	(157)	(79)
Total equity	114,918	110,714
Total liabilities and equity	$288,482	$278,949

Note: The above financial information as of December 31, 2014 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2014.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except number of ADSs and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Net revenues	$121,339	$120,810	$206,769	$206,064
Cost of revenues(1)	(75,400)	(79,160)	(139,193)	(140,319)
Gross profit	45,939	41,650	67,576	65,745

Operating expenses
General and administrative(1)	(18,059)	(13,202)	(31,310)	(28,507)
Selling and marketing(1)	(11,074)	(10,117)	(19,128)	(18,605)
Total operating expenses	(29,133)	(23,319)	(50,438)	(47,112)
Income from operations	16,806	18,331	17,138	18,633
Interest income	1,467	1,592	2,790	3,058
Income before income tax expenses and loss in equity method investment	18,273	19,923	19,928	21,691
Income tax expenses	(7,079)	(4,939)	(7,646)	(5,372)
Income after income tax expenses before loss in equity method investment	11,194	14,984	12,282	16,319
Loss in equity method investment	(584)	—	(675)	—
Net income	10,610	14,984	11,607	16,319
Net loss attributable to non-controlling interests, net of taxes	127	272	77	93
Net income attributable to Xueda Education Group	10,737	15,256	11,684	16,412

Net income attributable to Xueda Education Group per ADS:

Basic	0.17	0.25	0.19	0.26
Diluted	0.17	0.24	0.19	0.25

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	62,596,787	61,919,516	62,356,308	64,350,949
Diluted	63,072,477	63,161,208	62,763,568	65,864,497

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Share-based compensation expenses included in:
Cost of revenues	$8	$15	$16	$19
Selling and marketing expenses	—	4	—	10
General and administrative expenses	1,068	1,471	2,050	4,276
Total	$1,076	$1,490	$2,066	$4,305

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income	$10,610	$14,984	$11,607	$16,319
Other comprehensive income (loss), net of tax of nil	192	377	239	(624)
Total comprehensive income	$10,802	$15,361	$11,846	$15,695
Less: Comprehensive loss attributable to non-controlling interests	(127)	(274)	(78)	(76)
Total comprehensive income attributable to Xueda Education Group	$10,929	$15,635	$11,924	$15,771

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S Dollars, except number of ADS and per ADS data )

	Three Months Ended June 30,
	2015	2014

Cost of revenues	$(75,400)	$(79,160)
Share-based compensation expense included in cost of revenues	8	15
Non-GAAP cost of revenues	(75,392)	(79,145)

General and administrative expenses	(18,059)	(13,202)
Share-based compensation expense included in general and administrative expenses	1,068	1,471
Non-GAAP general and administrative expenses	(16,991)	(11,731)

Selling and marketing expenses	(11,074)	(10,117)
Share-based compensation expense included in selling and marketing expenses	—	4
Non-GAAP selling and marketing expenses	(11,074)	(10,113)

Total operating expenses	(29,133)	(23,319)
Share-based compensation expenses	1,068	1,475
Non-GAAP total operating expenses	(28,065)	(21,844)

Total cost of revenues and operating expenses	(104,533)	(102,479)
Share-based compensation expenses	1,076	1,490
Non-GAAP cost of revenues and operating expenses	(103,457)	(100,989)

Gross profit	45,939	41,650
Share-based compensation expenses	8	15
Non-GAAP gross profit	45,947	41,665

Income from operations	16,806	18,331
Share-based compensation expenses	1,076	1,490
Non-GAAP income from operations	17,882	19,821

Net income attributable to Xueda Education Group	10,737	15,256
Share-based compensation expenses	1,076	1,490
Non-GAAP net income attributable to Xueda Education Group	11,813	16,746

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.19	0.27
Diluted	0.19	0.27

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	62,596,787	61,919,516
Diluted	63,072,477	63,161,208

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S Dollars)

	Six Months Ended June 30,
	2015	2014

Cost of revenues	$(139,193)	$(140,319)
Share-based compensation expense included in cost of revenues	16	19
Non-GAAP cost of revenues	(139,177)	(140,300)

General and administrative expenses	(31,310)	(28,507)
Share-based compensation expense included in general and administrative expenses	2,050	4,276
Non-GAAP general and administrative expenses	(29,260)	(24,231)

Selling and marketing expenses	(19,128)	(18,605)
Share-based compensation expense included in selling and marketing expenses	—	10
Non-GAAP selling and marketing expenses	(19,128)	(18,595)

Total operating expenses	(50,438)	(47,112)
Share-based compensation expenses	2,050	4,286
Non-GAAP operating expenses	(48,388)	(42,826)

Total costs of revenues and operating expenses	(189,631)	(187,431)
Share-based compensation expenses	2,066	4,305
Non-GAAP costs of revenues and operating expenses	(187,565)	(183,126)

Gross profit	67,576	65,745
Share-based compensation expenses	16	19
Non-GAAP gross profit	67,592	65,764

Income from operations	17,138	18,633
Share-based compensation expenses	2,066	4,305
Non-GAAP income from operations	19,204	22,938

Net income attributable to Xueda Education Group	11,684	16,412
Share-based compensation expenses	2,066	4,305
Non-GAAP net income attributable to Xueda Education Group	13,750	20,717

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.22	0.32
Diluted	0.22	0.31

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	62,356,308	64,350,949
Diluted	62,763,568	65,864,497